                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1
                         ------------------------------

                          COMMUNICATIONS CENTRAL INC.
                           (Name of Subject Company)

                          COMMUNICATIONS CENTRAL INC.
                       (Name of Person Filing Statement)
                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                         ------------------------------

                                  203388 10 3
                     (Cusip Number of Class of Securities)
                         ------------------------------

                               RODGER L. JOHNSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          COMMUNICATIONS CENTRAL INC.
                            1150 NORTHMEADOW PARKWAY
                                   SUITE 118
                            ROSWELL, GEORGIA  30076
                                 (770) 442-7300

           (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of the
                         Person Filing this Statement)
                         ------------------------------

                                    Copy to:
                            J. STEPHEN HUFFORD, ESQ.
                               HUNTON & WILLIAMS
                           600 PEACHTREE STREET, N.E.
                                   SUITE 4100
                            ATLANTA, GEORGIA  30308

                    [LETTERHEAD OF COMMUNICATIONS CENTRAL]


                                April 25, 1997





To Our Shareholders:

      On behalf of the Board of Directors of Communications Central Inc. (the "Company"), I am writing to keep you apprised of recent developments related to the cash tender offer (the "Offer") by Phone Tel Technologies, Inc. ("Phone Tel") to purchase all of the outstanding shares of Common Stock of the Company (including associated rights to purchase such stock, the "Shares") at a price of $12.85 per Share. This letter and the information included herewith constitutes an amendment to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 20, 1997.

      As previously announced in a press release from PhoneTel, the Offer was extended effective April 16, 1997. The Offer will now expire at 12:00 midnight, New York City time, on Thursday, May 15, 1997. The extension was contemplated by the Company at the time the Agreement and Plan of Merger was originally entered into and gives PhoneTel additional time to raise the financing necessary to complete the transaction.

      In connection with the Offer, the Company engaged J.C. Bradford & Co. LLC ("Bradford") to act as its financial advisor and to render its opinion as to the fairness, from a financial point of view, to the holders of the outstanding Common Stock of the Company (and the holders of associated rights to purchase such stock) of the consideration to be received by such holders pursuant to the Agreement and Plan of Merger between the Company and PhoneTel. In a letter dated March 14, 1997, Bradford rendered its written opinion to the Board that the consideration to be paid to the holders of the Company's Common Stock (and the holders of associated rights to purchase such stock) is fair from a financial point of view. Bradford's conclusion as to the fairness of the consideration to be paid in the transaction remains unchanged. However, the written form of the opinion was recently revised to clarify Bradford's position concerning reliance on its opinion by shareholders of the Company under applicable state law. The Company's shareholders are advised to read the revised opinion included herewith in its entirety.

      Bradford's revised opinion no longer includes an assertion that the Board of Directors is the only party entitled to rely on the opinion under applicable state law. However, Bradford has also advised the Board that it has not relinquished its right to utilize that assertion as a defense if its opinion is challenged in court. The resolution of this question under applicable state law is not expected to have any effect on the rights and responsibilities of Bradford under applicable federal securities law or on the rights and responsibilities of the Board of Directors under applicable state law or applicable federal securities law. SPECIFICALLY, THIS REVISION DOES NOT CHANGE THE BOARD OF DIRECTORS' UNANIMOUS DETERMINATION THAT THE OFFER IS FAIR AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF THE COMPANY CONTINUES TO RECOMMEND THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

To Our Shareholders
April 25, 1997
Page 2


      At last count (as of April 23, 1997), the holders of approximately 83% of the shares of Common Stock outstanding on a fully diluted basis had tendered their Shares pursuant to the Offer. PhoneTel has until May 19, 1997 to consummate the Offer and has advised the Company that it is moving ahead diligently with its financing arrangements. We appreciate your continued support.

                                   On behalf of the Board of Directors,


                                      /s/ Rodger L. Johnson
                                      ---------------------------------
                                      Rodger L. Johnson
                                      President and Chief Executive Officer

                      [LETTERHEAD OF J.C. BRADFORD & CO.]


                                 March 14, 1997


Board of Directors
Communications Central Inc.
1150 Northmeadow Parkway
Suite 118
Roswell, Georgia 30076

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "CCIX Common Stockholders") of the outstanding common stock, par value $.01 per share (the "CCIX Common Stock"), of Communications Central Inc. ("CCIX or the "Company") of the consideration to be received by the CCIX Common Stockholders (and the holders of associated rights to purchase such stock) pursuant to the Agreement and Plan of Merger, dated as of March 14, 1997 (the "Merger Agreement"), by and between the Company and PhoneTel Technologies, Inc. ("PhoneTel").

     The Merger Agreement provides for, among other things, a cash tender offer by PhoneTel of $12.85 per share for each outstanding share of CCIX Common Stock (the "Offer") and, if the requisite number of shares are tendered in the Offer as more completely set forth in the Merger Agreement, the subsequent merger of the Company with a wholly-owned subsidiary of PhoneTel (the "Merger"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. The Offer, the Merger and all of the other transactions contemplated by the Merger Agreement are referred to collectively as the "Transaction." Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

     J.C. Bradford & Co. LLC, as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. We have been engaged by the Board of Directors of the Company to render this opinion in connection with the Transaction and will receive a fee from the Company for our services which is contingent upon the consummation of the Transaction In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we have actively traded in the Common Stock of the Company for our account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in the Common Stock.

     In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement, dated as of March 14, 1997; (ii) a letter, dated as of March 14, 1997, from CIBC Wood Gundy Securities Corp. ("Wood Gundy"), to PhoneTel, regarding Wood Gundy's ability to arrange financing for PhoneTel with regard to the Transaction; (iii) the historical and current financial position and results of operations of the Company and PhoneTel as set forth in their respective periodic reports and proxy materials filed with the Securities and Exchange Commission; (iv) certain internal operating data and financial analyses and forecasts of the Company for the fiscal years beginning July 1, 1996 and ending June 30, 2001, prepared for the Company by its senior management; (v) certain financial and securities trading data of certain other companies, the securities of which are publicly traded, that we believed to be comparable to the Company and PhoneTel or relevant to the Transaction; (vi) the financial terms of certain other transactions that we believed to be relevant;
(vii) reported price and trading activity for the CCIX Common Stock and the PhoneTel Common Stock; and (viii) such other financial studies, analyses, and investigations as we deemed appropriate for purposes of our opinion. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition, and future prospects of the Company.

Board of Directors
Communications Central Inc.
March 14, 1997
Page 2


     We have taken into account our assessment of general economic, market, and financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industries in which the Company and PhoneTel operate generally. Our opinion is necessarily based upon the information made available to us and conditions as they exist and can be evaluated as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

     We have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. We were not asked to consider and our opinion does not address the relative merits of the Offer and the Merger as compared to any other business combination transactions in which the Company might engage. We note that the Offer is expressly contingent upon the receipt by PhoneTel of financing sufficient in amount to enable it and its wholly owned subsidiary to consummate the Offer and the Merger, to refinance certain indebtedness for borrowed money of the Company and to pay related fees and expenses. We express no opinion as to the likelihood that PhoneTel can secure such financing, and we have evaluated the fairness of the Offer without regard to such contingency. Furthermore, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries or affiliates and have not been furnished with any such evaluation or appraisal.

     The Company is entitled to reproduce this opinion, in whole but not in part, in its Offer materials and Proxy Statement as required by applicable law or appropriate; provided, that any excerpt from or reference to this opinion (including any summary thereof) in such documents must be approved by us in advance in writing. Notwithstanding the foregoing, this opinion does not constitute a recommendation to any CCIX Common Stockholder to accept the Offer or to vote in favor of the Merger. We were engaged by the Board of Directors of the Company to render this opinion in connection with the Board's discharge of its fiduciary obligations.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof and based on conditions as they currently exist, the consideration to be paid to the CCIX Common Stockholders (and the holders of associated rights to purchase such stock) in the Transaction is fair from a financial point of view.

                              Very truly yours,


                              /s/ J. C. BRADFORD & CO. LLC

                              J.C. BRADFORD & CO. LLC

ITEM 9.   MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase dated March 20, 1997./+//++/

(a)(2)    Letter of Transmittal. /+//++/

(a)(3) Press release issued by the Company and the Parent on March 14, 1997./+/

(a)(4)    Opinion of J.C. Bradford & Co. LLC dated March 14, 1997./+//++/

(a)(4)(a) Opinion of J.C. Bradford & Co. LLC dated March 14, 1997, as amended.*

(a)(5) Letter to Shareholders dated March 20, 1997 from Rodger L. Johnson, President and Chief Executive Officer of the Company./+//++/

(c)(1) Agreement and Plan of Merger dated as of March 14, 1997, among Parent, Purchaser and the Company./+/

(c)(2) Escrow Agreement dated March 14, 1997 by and among the Escrow Agent, the Company and the Parent./+/

(c)(3) Employment Agreement dated November 6, 1995 between CCG and Rodger L. Johnson. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (Date of Earliest Event Reported: November 6, 1995).)/+/

(c)(4) Stock Option Agreement dated November 6, 1995 between the Company and Rodger L. Johnson. (Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (Date of Earliest Event Reported:
          November 6, 1995).)/+/

(c)(5) Stock Option Agreement dated January 2, 1996 between the Company and Anthony J. Palermo. (Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.)/+/

(c)(6)    Stock Option Agreement dated January 15, 1996 between the Company and
          C. Douglas McKeever. (Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996)./+/

(c)(7) Forms of Indemnification Agreements for officers and directors of the Company./+/

(c)(8) Article VIII of the Amended and Restated Articles of Incorporation of the Company./+/

(c)(9)    Article Eight of the Company's Amended and Restated Bylaws./+/

(c)(10) Shareholder Rights Agreement dated as of July 25, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A registering certain Rights to Purchase Common Stock as filed on August 7, 1995)./+/

(c)(11) Amendment No. 1 dated as of March 13, 1996 to Shareholders Rights Agreement dated as of July 25, 1995, between the Company and First Union National Bank, as Rights Agent./+/


_________________

* Included in documents mailed to shareholders on April 25, 1997. /++/ Included in documents mailed to shareholders on March 20, 1997. /+/ Previously filed or incorporated by reference herein.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 COMMUNICATIONS CENTRAL INC.



                                 By: /s/ Rodger L. Johnson
                                     -------------------------------------
                                     Rodger L. Johnson
                                     President and Chief Executive Officer



Dated:  April 25, 1997